correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

CORREVIO ANNOUNCES ZEVTERA® ABSTRACTS AT ECCMID 2019

Seven Data Abstracts Selected for Poster Presentations

Vancouver, Canada, April 3, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that seven abstracts featuring Zevtera/Mabelio (ceftobiprole medocaril sodium), an intravenous (IV) cephalosporin antibiotic with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, were selected for presentation at the 29th European Congress of Clinical Microbiology and Infectious Disease (ECCMID), being held April 13-16, 2019 in Amsterdam, the Netherlands. Correvio currently markets ceftobiprole under the brand name Mabelio in Italy and France and under the brand name Zevtera in the UK, Germany, Spain, Austria and Switzerland.

"Zevtera/Mabelio addresses a major medical need for antibiotics against resistant bacterial pathogens in patients with hospital- and community-acquired pneumonia," said Carin Heringa, Correvio's Head of Medical Affairs. "The Zevtera/Mabelio data being presented at ECCMID this year continue to demonstrate its potent activity against critical Gram-positive and Gram-negative bacteria, including multidrug-resistant pathogens that cause some of the most serious and life-threatening infections."

Details for the Zevtera/Mabelio poster presentations at ECCMID are as follows:

Title: In vitro activity of ceftobiprole against Gram-positive isolates from clinical samples from a tertiary hospital
Lead author: Francisco Javier Candel
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1863
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: In vitro activity of ceftobiprole against isolates of common involved pathogens in nosocomial pneumonia from a tertiary hospital
Lead author: Francisco Javier Candel
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1864
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Susceptibility of ceftobiprole and other beta-lactams against Gram-negative pathogens from hospital-acquired pneumonia in the UK and Ireland since 2011
Lead author: Beate Ritz
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET

Location: Paper Poster Arena
Poster number: #P1865
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Susceptibility of ceftobiprole and comparators against methicillin-resistant *Staphylococcus aureus* from respiratory tract infections
Lead author: Stephen Hawser
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1866
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Activity of ceftaroline and ceftobiprole against staphylococci and *Streptococcus pneumoniae* in the UK and Ireland
Lead author: Carolyn Horner
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1867
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: 18 months of real-life use of ceftobiprole: clinical experience in an internal medicine ward
Lead author: Giuseppe Russo
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1911
Session info: PS110 – Clinical efficacy studies for antimicrobial agents

Title: PBP2a mutations do not affect bactericidal activity to ceftaroline and ceftobiprole in clinical MDR-MRSA isolates
Lead author: Floriana Campanile
Date and time: Tuesday, 16 April 2019; 12:30 – 13:30 CET
Location: Paper Poster Arena
Poster number: #P2849
Session info: PS161 – Resistance mechanisms in Gram-positive cocci

About Zevtera® / Mabelio® (ceftobiprole)

Zevtera® (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant *Staphylococcus aureus* (MSSA, MRSA), vancomycin-intermediate *S. aureus* (VISA), vancomycin-resistant *S. aureus* (VRSA), coagulase-negative staphylococci (CoNS), *Enterococcus faecalis*, and susceptible *Pseudomonas spp*. Ceftobiprole is currently approved for sale in 16 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). Ceftobiprole is currently commercialized by Correvio in Italy, France, Germany, the U.K., Austria, Spain and Switzerland under the brand name Zevtera® or Mabelio®.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP, excluding ventilator-associated pneumonia, VAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica Ltd. and its affiliates, and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com

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